UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

         This report on Form 6-K/A amends the Form 6-K originally furnished by the Registrant on June 25, 2007 solely to add the following financial information which is attached hereto as Exhibit 99.3 and incorporated by reference herein:

99.3	Unaudited Pro Forma Condensed Combined Financial Information reflecting the acquisition of all of the outstanding shares of Capture Projects Limited

         The financial information attached hereto is hereby incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2007	Top Image Systems Ltd. By: /s/ Arie Rand —————————————— Arie Rand Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.3	Unaudited Pro Forma Condensed Combined Financial Information reflecting the acquisition of all of the outstanding shares of Capture Projects Limited